

June 22, 2010

Jeffrey A. Leddy
Chief Executive Officer
HUGHES Telematics, Inc.
2002 Summit Boulevard, Suite 1800
Atlanta, GA 30319

> **Re: HUGHES Telematics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-33860**

Dear Mr. Leddy:

We have reviewed your response letter dated June 17, 2010, and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Item 11. Executive Compensation, page 81

1. We note your response and proposed new disclosure in reply to comment seven in our letter dated May 11, 2010. Your proposed new disclosure discusses generally the board's role in risk oversight, but it does not explain the compensation committee's basis for concluding that the company's compensation policies do not encourage excessive risk taking. Tell us in your response letter the process the committee undertook to reach that conclusion.

Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: via facsimile to (917) 777-2153
        Joshua B. Goldstein
        (Skadden, Arps, Slate, Meagher & Flom LLP)